DISTRIBUTION PLAN

for

SPIRIT OF AMERICA INVESTMENT FUND, INC.

SECTION 1. David Lerner Associates, Inc. (“DLA”) serves as the distributor and principal underwriter of securities which are issued in respect of one or more of the separate investment series of Spirit of America Investment Fund, Inc. (the “Company”) (each, a “Fund” and collectively, the “Funds”) set forth on Schedule A attached hereto, which Schedule may be amended from time to time by the Board of Directors of the Company (the “Board”), pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”) according to the terms of this Distribution Plan (the “Plan”).

SECTION 2. Each Fund may expend daily amounts at an annual rate of one percent (1.00%) (of which 0.25% is for shareholder servicing) of the average daily net asset value of its Class C shares (the “Class C Shares”), as applicable, to finance any activity which is principally intended to result in the sale of Class C Shares, including, without limitation, expenditures consisting of payments to DLA as the principal underwriter of the Funds or others in order to: (i) enable payments to be made by DLA or others for any activity primarily intended to result in the sale of Class C Shares, including, without limitation, (a) compensation to public relations consultants or other persons assisting in, or providing services in connection with, the distribution of Class C Shares, (b) advertising, (c) printing and mailing of prospectuses and reports for distribution to persons other than existing shareholders, (d) preparation and distribution of advertising material and sales literature, (e) commission payments, and principal and interest expenses associated with the financing of commission payments, made by DLA in connection with the sale of Class C Shares and (f) conducting public relations efforts such as seminars; (ii) enable DLA or others to receive, pay or to have paid to others who have sold Class C Shares, or who provide services to holders of Class C Shares, a maintenance or other fee in respect of services provided to holders of Class C Shares, at such intervals as DLA may determine, in respect of Class C Shares previously sold and remaining outstanding during the period in respect of which such fee is or has been paid; and/or (iii) compensate DLA for its efforts in respect of sales of Class C Shares since inception of the Plan. Appropriate adjustments shall be made to the payments made pursuant to this Section 2 to the extent necessary to ensure that no payment is made by a Fund with respect to any class of shares in excess of any limit imposed on asset based, front end and deferred sales charges under any rule or regulations adopted by the Financial Industry Regulatory Authority (“FINRA”, formerly known as the National Association of Securities Dealers, Inc. or NASD).

SECTION 3. This Plan shall not take effect with respect to any Class C Shares of any Fund until it has been approved by votes of a majority of (a) the Directors of the Company, and (b) those Directors of the Company who are not “interested persons” (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements of the Company related hereto or any other person related to this Plan (“Disinterested Directors”), cast in person at a meeting called for the purpose of voting on this Plan. In addition, any agreement related to this Plan and entered into by the Company on behalf of one or more of the Funds in connection therewith shall not take effect until it has been approved by votes of a majority of (a) the Board, and (b) the Disinterested Directors.

SECTION 4. Unless sooner terminated pursuant to Section 6, this Plan shall continue in effect for a period of one (1) year from the date it takes effect and thereafter shall continue in effect for additional periods that shall not exceed one year so long as such continuance is specifically approved by votes of a majority of both (a) the Board and (b) the Disinterested Directors, cast in person at a meeting called for the purpose of voting on this Plan, provided that payments for services theretofore provided or for reimbursement of expenses theretofore incurred or accrued prior to termination of this Plan in accordance with Section 2 may be continued by one or more of the Funds to the extent provided for in Section 6, below, as applicable.

SECTION 5. Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Board and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6. Payments with respect to services provided by DLA pursuant to Section 2 above shall be authorized hereunder, whether or not this Plan has been otherwise terminated, if such payments are for services theretofore provided or for reimbursement of expenses theretofore incurred or accrued prior to termination of this Plan in other respects and if such payment is or has been so approved by the Board, including the Disinterested Directors, or agreed to by one or more of the Funds with such approval, all subject to such specific implementation as the Board, including the Disinterested Directors, may approve; provided that, at the time any such payment is made, whether or not this Plan has been otherwise terminated, the making of such payment will not cause the limitation upon such payments set forth in Section 2 to be exceeded. Without limiting the generality of the foregoing, each class of shares of a Fund may pay to, or on the order of, any person who has served from time to time as its principal underwriter, amounts for distribution services pursuant to a principal underwriting agreement or otherwise. Any such principal underwriting agreement may, but need not, provide that such principal underwriter may be paid for distribution services relating to the Class C Shares a fee which may be designated as a Distribution Fee and may be paid at a rate per annum up to one percent (1.00%) of the average daily net asset value of such Class C Shares of each Fund.

SECTION 7. This Plan may be terminated at any time with respect to any Fund by vote of a majority of the Disinterested Directors, or by vote of a majority of the Class C Shares of such Fund, provided that payments for services theretofore provided or for reimbursement of expenses theretofore incurred or accrued prior to termination of this Plan in accordance with Section 2 may be continued by the Fund to the extent provided for in Section 6 above, as applicable.

SECTION 8. Any agreement of the Company, with respect to any Fund, related to this Plan shall be in writing and shall provide:

A. That such agreement may be terminated with respect to a Fund at any time without payment of any penalty, by vote of a majority of the Disinterested Directors or by a vote of a majority of the outstanding Class C Shares of such Fund on not more than sixty (60) days written notice to any other party to the agreement; and

B. That such agreement shall terminate automatically in the event of its assignment.

SECTION 9. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 2 with respect to any Fund unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding Class C Shares of such Fund, and no material amendment to this Plan shall be made unless approved by votes of a majority of (a) the Board and (b) the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such amendment.

Schedule A

Separate Investment Series of the Company

Spirit of America Real Estate Income and Growth Fund

Spirit of America Energy Fund

Spirit of America Income Fund

Spirit of America Income & Opportunity Fund

Spirit of America Large Cap Value Fund

Spirit of America Municipal Tax Free Bond Fund